

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

<u>Via E-mail</u>
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
182/1 Krasniy Prospekt, Suite #704
630049, Novosibirsk
Russia

      Re: **Neuromama, Ltd.**
              Form 10-K for the Fiscal Year Ended January 31, 2013
              Filed April 10, 2013
              Form 10-Q for the Quarterly Period Ended October 31, 2013
              Filed January 17, 2014
              Response dated April 8, 2014
              File No. 333-180750

Dear Mr. Weselovsky:

      We have reviewed your response dated April 8, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

General

1. We note your response to comments 4 and 5 and Appendices B and C. To the extent these agreements are material and have not been previously filed, please confirm that you will file them as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K, in your next annual report on Form 10-K or tell us when you will file these agreements. In this regard, we note your response to comment 4 that "[you] will file such agreements in the

future." Also, please ensure that your responses and filings comply with English language translation requirements of Item 306 of Regulation S-T and Rule 12b-12 of the Securities and Exchange Act of 1934.

2. We remind you of prior comment 17 in our letter dated January 28, 2014. Please ensure you amend the filing as stated in your response letter dated February 27, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

3. We reviewed your response to comment 2 in our letter dated March 13, 2014. Please tell us and disclose the terms for repayment of financing provided by Global Media. In addition, please tell us how you intend to account for the financing and issuance of the warrants and the basis in GAAP for your accounting treatment.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition, page 4

4. We note your response to comment 7 in our letter dated March 13, 2014. Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your statement that "[t]o date, only three sales of $239.00 with a $99 monthly residual per month have been made." Please also discuss the expected timeline to convert all The Jazz Network TV Shows into an appropriate format and the expected revenues from the sale of advertisement during these shows. Please make such revisions in your next annual report on Form 10-K and show us what your disclosure will look like.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Faiyaz Dean, Esq.